  Exhibit 99.1

Prophecy Starts 5,000 Meter Drilling at
Its Pulacayo Silver Project, Bolivia

Vancouver, British Columbia, December 18, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to announce that phase two drilling has started at its Pulacayo-Paca silver-zinc-lead project in Bolivia. It is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west (Western Block) of the current 43-101 Pulacayo resource. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

Joaquin Merino, Prophecy’s VP for South American Operation, states: “Current artisanal mining at the surface serves as strong evidence that the Tajo vein (where underground mining took place from early 1800 to 1952) projects to surface at the Western Block. Pulacayo is a very large system and with this program we will test the boundaries of mineralization near the surface and its continuity along strike.” The drill program is fully funded with a recent $3.9 million equity financing backed by Mr. Eric Sprott.

The Pulacayo deposit currently has a NI43-101 compliant resource of 2.08 million tonnes at Ag 455 g/t, Pb 2.18%, Zn 3.19% in the indicated category. It also has 0.48 million tonnes at Ag 406 g/t, Pb 2.08%, Zn 3.93% in the inferred category. The Company estimates that the amounts of metals of the indicated category are 30.4 million ounces of silver, 100.0 million pounds of lead, and 146.3 million pounds of zinc. The Company estimates that the amounts of metals of the inferred category are 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc (see Company report “UPDATED MINERAL RESOURCE ESTIMATE TECHNICAL REPORT for the PULACAYO PROJECT,” by Mercator effective October 20, 2017; available at SEDAR.COM).

The Company recently (October 2019) successfully completed phase one drilling: a 1,000 meter program at its satellite Paca project (see the Company’s October 28, 2019 press release).

Phase two drill plan maps are available at www.prophecydev.com/company-presentation.

The Company expects to receive the first set of assay results in February, 2020.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a Qualified Person (“QP”) as defined in the NI 43-101 guidelines.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com  www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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